Las Vegas Gaming, Inc.
4000 West Ali Baba Lane
Las Vegas, Nevada 89118
(702) 871-7111

December 10, 2007

VIA EDGAR

Claire Erlanger
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7561

Re:	Las Vegas Gaming, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 4, 2007
File No. 000-30375

Dear Ms. Erlanger:

This letter responds to your correspondence, dated September 13, 2007, providing comments to the Form 10-KSB for the year ended December 31, 2006 filed by Las Vegas Gaming, Inc. (the “Company”), the Form 10-QSB for the period ended March 31, 2007 filed by the Company and the Form 10-QSB for the period ended June 30, 2007 filed by the Company.  The purpose of this letter is to provide the Company’s responses to your questions and concerns.

We have reproduced your comments below in italicized print.  The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

In connection with responding to your comments, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the year ended December 31, 2006

Management’s Discussion and Analysis

- Critical Accounting Policies and Estimates, page 21

1.
We note your disclosure that you assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit.  Please revise your MD&A disclosure and the notes to the financial statements in future filings to disclose the assumptions and methods used by management to determine fair value of goodwill.  As part of your revised disclosures, please explain why you do not believe goodwill is impaired despite the net losses sustained in 2005 and 2006.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Response:

We will make the following disclosure in future filings:

We review goodwill and other intangible assets for impairment annually and whenever events or circumstances indicate the carrying values are not likely to be recoverable or warrant a revision to the estimated remaining useful life, in accordance with Statement of Financial Accounting Standards (SFAS) 144, Accounting for the Impairment or Disposal of Long–Lived Assets, and SFAS 142, Goodwill and Other Intangible Assets.

Our forecasted future cash flows used to test the recoverability or determine the fair value of intangibles are based on assumptions that are consistent with our best estimates and the plan used to manage the underlying business.  Factors used in our evaluations of potential impairment and fair value require significant judgments about respective estimated useful lives, risk rates, expected market growth rates, brand history, competitive environment, market share, future business prospects and success of our products.  Changes in these expectations and related estimates and assumptions could materially affect the estimated recoverability and/or fair value.  While we believe that our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect our assessments of useful lives, recoverability and fair values.  Application of the goodwill impairment test also requires judgment regarding such factors as the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, and determination of the fair value of each reporting unit.  We estimate the fair value of our reporting units using the discounted cash flow method, and compare the implied valuation multiples to a group of guideline public companies under the market approach to test the reasonableness of the discounted cash flow results.  Our recorded goodwill relates to our bingo and keno product sales business segment.  After proper corporate allocations, this business segment had over $300,000 of net income for both the year ended December 31, 2006, and the nine months ended September 30, 2007.  We believe we could sell this business segment which contains valuable intellectual property with our Keno Optima System for over $2,000,000 which is higher than our goodwill assigned to the segment.   Losses during 2006 and year to date 2007 result from significant cash resources spent on the development, regulatory approval, administrative infrastructure, and marketing of PlayerVision, which are best demonstrated quarter over quarter and year over year by our significant increases in selling and administrative expenses.

Results of Operations, Page 23

- Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

2.
We note your disclosure that gross margin increased from 32.3% for 2005 to 41.4% for 2006 due to the licensing of your keno operation system to a customer for stock in the customer valued at $156,870.  Please explain to us the nature and significant terms of this transaction and how you accounted for the licensing revenue including how you determined the value of the customer stock received.  As part of your response, please tell us why this non-cash transaction resulted in a higher gross margin.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Response:

In this transaction with New Media Lottery Service PLC, an Irish publicly held company (“New Media”), we granted a license to New Media for the right to use our Keno Optima System as the base engine for lottery distribution games they might develop in their engineering department in the future.  New Media acquired rights to use our Keno Optima System in Eastern and Western Europe, South America, Australia, Japan, and Canada.  This license called for us to install our product in New Media’s development department in Calgary, Canada, which we did, and then recognized the revenue.  We received 200,000 shares of New Media stock, which is publicly traded on the British Exchange under the symbol NMLS.L. At the time, the stock was trading at $0.78435 per share.  The gross margin was high because of the effect on our overall margin of deleting the territories we gave up for licensing our product should New Media ever develop lottery games using our Optima engine.  The non-cash nature of the transaction had no bearing on this.  If New Media ever does develop any lottery games using our Keno Optima System, we will receive a royalty of 10% of New Media’s theoretical net win of the Keno Optima driver games.  No new lottery products using our Keno Optima system have been developed by New Media to date.

Consolidated Financial Statements

Balance Sheet, page 31

3.
We note your presentation of deferred compensation as a component of stockholders’ equity in both 2005 and 2006.  Please note that in accordance with SFAS No. 123R, any unearned or deferred compensation related to earlier stock compensation awards should be eliminated against the appropriate equity accounts at the time of adoption of SFAS No. 123R.  Please revise future filings accordingly.  See paragraph 74 of SFAS No. 123R.

Response:

We will eliminate any unearned or deferred compensation awards carried at the time of adoption against the appropriate equity accounts in accordance with paragraph 74 of SFAS No. 123R in all future filings.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Statements of Cash Flows, page 35

4.
We note that your statements of cash flows for both 2005 and 2006 include cash inflows related to the settlement of litigation as “cash flows from financing activities.”  Please explain to us, and disclose in future filings, the nature of this litigation and related settlements and tell us where the amounts have been included on the statements of operations.  Also, explain why the Company believes the classification of the proceeds from these litigation settlements as cash flows from financing activities is appropriate.

Response:

This financial matter arises from our acquisition of Imagineering Systems, Inc. in 2003.  At the time of the acquisition, Imagineering Systems, Inc. was in a lawsuit with American Wagering, Inc. who was then operating under the protection of the United States Bankruptcy Code.  Any amount to be realized by us from this lawsuit was considered a contingent asset at the time of acquisition, and most, if any, proceeds from the litigation were due to prior shareholders and creditors of Imagineering Systems, Inc. upon final collection.  A judgment for the collection of $1,000,000 plus interest has been collected by us through October 2007, the final month of payment.  Since the amounts collected resulted in a liability to the selling shareholders and creditors and have been or will be paid to them with no effect on operations, we considered the cash inflows and outflows from this transaction as part of the financing for the acquisition of Imagineering Systems, Inc.  The distribution of these collected payments plus interest will be made to the prior shareholders and creditors of Imagineering Systems, Inc. in the near future and the excess inflows, if any, will be taken into operations.

Notes to the Financial Statements

- General

5.
We note from your balance sheet that intangible assets are a significant component of total assets.  Please explain to us, and disclose in future filings, how you evaluate intangible assets for impairment.  As part of your response and revised disclosure, please include all of the significant assumptions utilized by management in the analysis.  Also, for each period in which a balance sheet is presented, please disclose in future filings, the gross carrying amount and accumulated amortization, in total and by major intangible asset class, the aggregate amortization expense for the period, and the estimated aggregate amortization expense for each of the five succeeding years.  See paragraph 45 of SFAS No. 142.

Response:

As stated in our response to Comment No. 1, we review goodwill and other intangible assets for impairment annually, and whenever events or circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life, in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS 142, Goodwill and Other Intangible Assets.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Our forecasted future cash flows used to test the recoverability or determine the fair value of intangibles are based on assumptions that are consistent with our best estimates and the plan used to manage the underlying business.  Factors used in our evaluations of potential impairment and fair value require significant judgments about respective estimated useful lives, risk rates, expected market growth rates, brand history, competitive environment, market share, future business prospects and success of our products.  Changes in these expectations and related estimates and assumptions could materially affect the estimated recoverability and/or fair value. While we believe that our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect our assessments of useful lives, recoverability and fair values.  Application of the goodwill impairment test also requires judgment regarding such factors as the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, and determination of the fair value of each reporting unit.  We estimate the fair value of our reporting units using the discounted cash flow method, and compare the implied valuation multiples to a group of guideline public companies under the market approach to test the reasonableness of the discounted cash flow results. We will disclose in future filings, for each period in which a balance sheet is presented, the gross carrying amount and accumulated amortization in total and by major intangible asset class, the aggregate amortization expense for the period, and the estimated aggregate amortization expense for each of the five succeeding years.

Note 2 Summary of Significant Accounting Policies

- Revenue and Cost Recognition, page 36

6.
We note your disclosure that you generally recognize sales of supplies when the products are shipped.  Please explain to us when the risk of ownership passes to the customer and explain why you believe your accounting policy meets the revenue recognition provisions outlined in SAB No. 104.

Response:

We recognize revenue when sales of bingo and keno products or supplies are shipped (except for keno system installations).  Our terms of sale are FOB shipping point as indicated on our sales invoices.  Title to the goods has passed when it leaves our shipping dock.  The sales cycle begins with a firm sales contract or purchase order from the customer detailing the quantity and price supporting the pending sale.  We review the customer’s collection history and/or credit rating to ascertain that collectibility of the sale price is reasonably assured.  For keno system installations, we require a 50% deposit in advance as a good faith down payment for the system installation which follows.  We have customer acceptance provisions in our keno system sales contract and, therefore, we do not recognize revenue until the system is installed and performing properly.  We will revise our future disclosures to include this fact in periods of significant activity in this segment.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

- Stock-based Compensation, page 38

7.
We note your disclosure that since there has been no public market for your stock, no volatility factor has been considered in estimating the value of the options and warrants granted to employees and others for services and compensation.  Although the minimum value method was allowable for options issued under SFAS No. 123 prior to January 1, 2006, SFAS No. 123R requires that you value share options and other instruments based on fair value.  The guidance states that if you are not able to reasonably estimate the fair value of your equity share options and similar instruments because it is not practicable to estimate the expected volatility of the share price, you should account for your equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity’s share price (the calculated value).  Please revise to calculate the fair value of your options issued subsequent to January 1, 2006 in accordance with SFAS No. 123R.  See paragraph 23 of SFAS No. 123R.

Response:

We reviewed public filings for gaming/technology-oriented companies with which our core products would be vertically integrated in our sector.  Based on our review of these filings, we noted that the volatility for stock-based compensation for these companies fell in a range from 30-40%, so we have chosen to use the lower end of the range, or 30%, as a volatility estimate in calculating the value of options and warrants.  We consider any volatility estimate we may use to be “soft” because our stock does not trade in a public market, and the fact that any other metric we might have used could have resulted in a smaller or larger volatility.  We are not aware of any industry index that would be more appropriate.

The results of using 30% volatility versus one percent volatility as previously filed were as follows:

Stock-based compensation expense

	3 months ended	3 months ended	3 months ended
	March 31, 2006	June 30, 2006	September 30, 2006

1% volatility	18,474	-0-	-0-
30% volatility	48,020	87,061	4,153
Increase to expense	29,546	87,061	4,153

Reported net loss	938,295	1,435,455	1,683,724

Expense increase
as a % of net loss	3.1%	6.2%	.24%

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

	3 months ended December 31, 2006	Year ended December 31, 2006

1% volatility	36,058	54,532
30% volatility	61,819	201,053
Increase to expense	25,761	146,521

Reported net loss	2,529,673	6,587,149

Expense increase
as a % of net loss	1.0%	2.2%

Given our rising trend of sizable losses by quarter in 2006 and the overall effect of 2.2% on the annual net loss from using a volatility factor of 30% rather than 1% and given that it is a “soft” estimate, we have concluded that the difference is immaterial and that no restatement of prior 2006 filings is necessary.

The 1% volatility factor was used for the first two quarterly filings in 2007.  The 30% volatility factor was used for the first time in the third quarter of 2007 and will be used in future filings absent any persuasive reason for a change.

	3 months ended	3 months ended	3 months ended
	March 31, 2007	June 30, 2007	September 30, 2007

1% volatility	63,754	145,805	N/A
30% volatility	122,482	236,001	67,739
Increase to expense	58,728	90,196	N/A

Reported net loss	2,519,895	2,118,408	1,658,899

Expense increase
as a % of net loss	2.3%	4.2%	N/A

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

9 months ended
September 30, 2007

1% volatility	284,267
30% volatility	426,222
Increase to expense	141,955

Reported net loss	6,297,202

Expense increase
as a % of net loss	2.3%

Given our continuing trend of rising losses by quarter in 2007 and the overall effect of a 2.3% increase in the net loss for the nine months ended September 30, 2007 from using a volatility factor of 30% rather than 1%, and given that it is a “soft” estimate, we have concluded that the difference is immaterial and that no restatement of prior 2007 filings is necessary.

Note 5, Debt, page 38

8.
We note that in 2005 you issued $3,000,000 of convertible notes and in 2006, in connection with the refinancing; you issued $2,000,000 of convertible notes.  Please tell us, and disclose in future filings the terms and conversion price of the notes issued in both 2005 and 2006.  Also, tell us how you analyzed the convertible notes for the existence of a beneficial conversion feature at the time of issuance.  See EITF 98-5 and EITF 00-27.  Additionally, please tell us, and disclose in future filings, the method and assumptions used to determine or calculate the fair value of the warrants issued in 2005 and 2006 and tell us how you accounted for the value of the warrant issued in 2005 and 2006.

Response:

Convertible Note Details

	July 2005	April 2006

Convertible Note	3,000,000	2,000,000
Warrants	1,050,000	1,450,000
Term of warrants	5 years	5 years
Conversion price
of warrants	$1.48	$1.48
Conversion price of note
to stock	1.345	1.345
FMV of common
stock	$.50	$2.00
Volatility factor	1%	30%

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

In July 2005 the warrants were “out of the money”.  Our $.50 stock price was determined based upon the fact that immediately prior to the July 2005 bridge financing, employees were asked to take $.50 stock in place of salary as the Company was in its worst cash crunch in its history.   Many participating employees agreed to the value and took the stock at $.50 rather than salary.  Immediately prior to the cash crunch, capital had been raised at $1 per share and stock options were being issued at a $1 per share exercise price.  Using the Black-Scholes pricing model, and a 3.84% interest rate, no dividends, 5-year term and a 30% volatility, we should have recorded a $22,575 expense which was considered immaterial for purposes of a possible revision.

In April 2006, the warrants were in the money.  They immediately vested upon issuance.  The Company did a Black-Scholes calculation upon issuance on the value of the warrants and arrived at a $2,088,000 discount off the face amount of the debt.  This amount was taken off the face of the note and recorded as a credit to additional paid-in capital.  The assumptions we should have used for our Black-Scholes calculation were 4.79% interest, a “soft” 30% volatility, no dividend, and 5-year term and arrived at a value of $1,381,350.  We failed to follow EITF 00-27 and EITF 98-5 and should have arrived at a value of $2,600,387 as a discount off the face of the note allocating the result to the debt and the warrants based on relative fair values.  Had we done the accounting properly, the warrants would have been valued at 40.8% and the debt at 59.2% ($816,000 and $1,184,000 respectively).  We must also evaluate whether the embedded conversion feature within the debt instrument is beneficial (the intrinsic value) to the holder.  The effective conversion price ($1.345) on the original debt ($2,000,000) results in 1,486,989 shares.  The intrinsic value of the conversion option is therefore the allocated proceeds of the debt divided by the number of shares to be received upon conversion, ($1,184,000 ÷ 1,486,989) = $0.80.  The intrinsic value of the conversion option is 1,486,989 shares × 1.20 (2.00 - $0.80) which equals $1,784,387.  The total debt discount should have been $2,600,387 as compared to the $2,088,000 which was used. The original debt discount was being amortized over 22 months.  The discount amortization has been recorded as interest expense and included in other income (expense) in our statement of operations.

Materiality Analysis

	Year Ended	Nine months ended
	December 31, 2006	September 30, 2007

Discount amortization booked	$854,182	854,182
00-27 and 98-5 amortization	1,063,795	1,063,795
Increase to expense	209,613	209,613

Reported net loss	6,587,149	6,297,202

Expense increase as
a % of net loss	3.2%	3.3%

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

We consider this to be immaterial given the trend of our significant net losses quarter over quarter and year over year, and again, given the “softness” of the volatility factor as previously discussed in our response to Comment No. 7 which was used to arrive at the fair market value of the warrants above, we believe no restatement should be made.

9.
We note your disclosure that you are obligated under a related agreement to register with the SEC, by a specified date, shares of Common Stock Series A issuable under the convertible note and warrant agreements.  We also note your disclosure that no value was assigned to the registration rights.  Please tell us how you have considered the requirements of the registration rights agreements in analyzing the conversion feature of the convertible notes and the value of the warrants as potential liabilities under paragraph 14 to 18 of EITF 00-19.  If the convertible notes and/or warrants require you to deliver registered shares at conversion or exercise, these instruments may be required to be classified as a liability, because the registration of the shares is outside of your control.  Also, please tell us if there is any penalty associated with failing to achieve an effective registration statement.  If there is a liquidated damages clause, please tell us how you have analyzed the clause under EITF 00-19 and EITF 05-04.

Response:

The Registration Rights Agreement with CAMOFI states that if 125% of the registrable securities for CAMOFI are not effective by June 30, 2008, we must pay cash liquidating damages equal to 1.5% of the outstanding principal of the bridge financing and an additional 1.5% for any subsequent 30 day period thereafter.  If we fail to pay any partial liquidating damages within seven days from the date payable, we will accrue 20% annual interest on any amount in arrears. We will disclose these liquidating damages in all future filings.  The Company has sufficient authorized and unissued shares available to settle the note after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding under paragraphs 14-18 of EITF 00-19.  Consequently we believe we have no obligation for registration of shares that is outside of our control and, accordingly, no liability to record.  We have considered the registration rights agreement and the convertible debt instrument together as a combined financial instrument and value it together as a derivative under paragraph 14 of EITF 05-04.  See our response to Comment No. 8 for valuation of warrants, beneficial conversion feature, and convertible debt.  Subsequent to the original issuance of the CAMOFI note, the Registration Rights Agreement has been extended twice, first to December 26, 2006 (extension occurred on March 22, 2007, prior to the filing of our Form 10-KSB), and now to June 30, 2008 (extension occurred on September 28, 2007).  No separate recordable liability has been triggered from the cash liquidating damages feature of the note.

Note 6, Stockholders’ Equity, page 40

10.
We note that you have five series of convertible preferred stock outstanding at December 31, 2006.  Please tell us, and revise future filings to disclose details of the terms, rights and privileges of each series of convertible preferred stock.  Your response and revised disclosure should include the conversion terms of each series.  Also, for the Series D and E convertible preferred stock issued in 2005 and 2006, please tell us how you analyzed the conversion terms for the existence of a beneficial conversion feature at the time of issuance.  See EITF 98-5 and 00-27.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Response:

Series A Convertible Preferred Stock was totally converted to Common Stock Series A in Q2, 2007.  The Company had the right after four years to trigger that conversion on a one-for-one basis.  Series B Convertible Preferred Stock is convertible into Common Stock Series A on a one-to-five basis.  The holders of Series B Convertible Preferred Stock have the right to sell their shares to the Company at their election at their investment basis of $5 per share beginning July 31, through October 31, 2008.  The Series B proceeds were used primarily to fund jackpot security reserves for two of our games, Nevada Numbers and the Million Dollar Ticket.  Each Series B holder has the right to sell up to 50% of the face value of their stock if the Company no longer funds these jackpots, which occurred in Q2, 2007 with Nevada Numbers.  Series C Convertible Preferred Stock was a small private placement for $5 per share and is convertible into Common Stock Series A on a one-to-five basis at any time, at the election of the holder.  Series D was initiated for $2 per share in 2005 when cash was tight in the Company.  At the time, $2 per share was considered to be the fair market value of the stock of the Company.  The Series D Convertible Preferred Stock is convertible on a one-to-one basis into Common Stock Series A at any time, at the election of the holder.  The Series E Convertible Preferred Stock was recently raised at $5 per share which was considered to be the fair market value of the stock.  Series E Convertible Preferred Stock is convertible on a one-to-one basis into Common Stock Series A at any time, at the election of the holder.  There were no beneficial conversion features for Series D or Series E Convertible Preferred Stock.

Series B Convertible Preferred Stock has a liquidation preference of $5 per share and is senior to Series C, D, and E Convertible Preferred Stock.  Series C Convertible Preferred Stock has a liquidation preference of $5 per share and is senior to Series D and Series E Convertible Preferred Stock.  Series D Convertible Preferred Stock has a liquidation preference of $2 per share and is senior to Series E Convertible Preferred Stock.  Series E Convertible Preferred Stock has a liquidation preference of $5 per share.  We will disclose these matters in future filings.

11.
We note from your disclosures that in 2006 you issued warrants to purchase 230,000 common shares as compensation to a consultant and as severance to an employee and in July 2006 you issued warrants to purchase 50,000 shares of common stock for consulting services rendered.  Please tell us how you have valued and accounted for the warrants issued in these transactions, and tell us the amount of expense, if any that has been recognized for each of these transactions.

Response:

The 230,000 warrants were issued in March 2006 at a price of $2 per share which was considered fair market value since we had raised $500,000 in November 2005: $250,000 of Common Stock Series A at $2 per share and $250,000 of Series D Convertible Preferred Stock at $2 per share.  The 50,000 warrants issued in July 2006 were at $3 per share since we had developed a working model of PlayerVision in April 2006 and increased our valuation accordingly based on a new financial forecast for the Company.  All of the above warrants were valued under the Black-Scholes pricing model using the 1% volatility as outlined in our response to Comment No. 7 and were included in that recalculation using a 30% volatility, which results in a possible adjustment that we believe to be immaterial.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

12.
We note your disclosure that you acquired 80,340 shares of Common Stock Series A in payment on a note receivable and related accrued interest from a former officer/stockholder amounting to $242,122.  Please tell us how you valued the shares received in this transaction and explain to us why they appear to be valued much higher than the other non-cash stock transactions that occurred during 2006.  Also, in light of the fact that the stock received was valued at $242,122, please explain to us why the due from officer/stockholder component of stockholders’ equity was credited for $258,942.

Response:

Our stock was consistently valued throughout 2006.  During the period January-April 2006 we valued our stock at $2 per share consistent with the $500,000 of equity that was raised in late 2005.  In May 2006, we valued our stock at $3 per share based on the fact that the working model of PlayerVision had been developed and based on our new financial forecast for the Company.  During November-December 2006, we began our Series E Private Placement Memorandum and we were raising money at $5 per share which was considered the fair market value of our stock.  We raised $1,755,000 at this share price in November-December 2006.  Since this share transaction with a former officer/stockholder took place in June 2006, the shares were valued at $3 per share.  The difference between the $242,122 value of stock we received and the $258,942 offset to the due from officer/stockholder component of stockholders’ equity is due to cash we received for accrued interest on the note receivable.

13.
In future filings please ensure that you have included all the disclosures required by paragraphs A240 and A241 of SFAS No. 123R.  For example, please disclose the intrinsic value of the options exercised in each year for which an income statement is presented, and disclose the total compensation cost related to non-vested awards which have not yet been recognized and the weighted average period over which that compensation cost will be recognized.

Response:

In all future filings, we will make all of the disclosures required by A240 and A241 of SFAS No. 123R.  We will disclose the intrinsic value of the options exercised in each year for which an income statement is presented, and we will disclose the total compensation cost related to non-vested awards which have not yet been recognized and the weighted average period over which that compensation cost will be recognized.

14.
We note from the Company’s consolidated statements of stockholders’ equity and disclosures in Note 6 that the Company has been involved in numerous non-cash transactions during the past two years and in the subsequent interim periods through June 30, 2007, in which shares of the Company’s common stock and warrants to purchase common stock have been issued to various parties in exchange for payment of accrued expenses, employer and non-employee compensation, refinancing costs, and the acquisition of assets.  Please tell us and explain in the notes to your financial statements how you valued the shares and warrants issued and/or the related consideration received in each of these transactions.  If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Response:

The Company has tried to consistently value its stock based on capital-raising events or significant events around its intellectual property in its history that represent a significant increase in value for its shareholders.  Below is a table of the fair market value of our stock and the triggering event that helped us establish a new fair market value.  Throughout most of 2005 our stock was valued at $1 per share.

Date	Triggering Event	Stock Price
November 2005	$250,000 raised in Series D	$2 per share
at $2 per share and $250,000
raised for common stock at $2 per share

May 2006	Engineering created a working	$3 per share
model of PlayerVision

November 2006	Began private placement of Series	$5 per share
E Convertible Preferred Stock at
$5 per share; total of $1,755,000 raised at 12/31/06

The warrants and options that were exercised related to a bonus that was declared for an employee in 2005 but remained unpaid until March 2006 when it was paid simultaneously with the exercise of her options and warrants.  See our responses to Comment Nos. 7, 11, 12 and 16 for warrants valuation for employee and nonemployee compensation and valuation supporting acquisition of assets.

Note 7, Concentrations, commitments and contingencies

15.
We note that your progressive jackpot liability at December 31, 2005 and 2006 as disclosed in Note 7 does not agree to that reflected in your consolidated balance sheets.  In future filings please reconcile and revise these disclosures.

Response:

The progressive jackpot liability as disclosed in Note 7 does agree to the amount reflected in the consolidated balance sheet.  We propose to eliminate the gross commitment column in Note 7 from future filings as we believe the information is extraneous and confusing.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Note 9, Acquisitions, page 45

16.
We note your disclosure that during February 2006 you issued 700,000 shares of Common Stock Series A at $2.00 per share in exchange for the rights to certain intellectual property from AdLine Network.  Please tell us how you valued the intellectual property recorded on the balance sheet.  Also, in light of the fact that the shares issued in the 2005 acquisition from AdLine Gaming, Inc. were valued at $1 per share, please explain to us why you believe $2 per share is an appropriate valuation in this acquisition.

Response:

The acquisition of AdLine Gaming, Inc. in 2005 and the acquisition of the technology rights to “at home” wagering in 2006 were arm’s length transactions, that is, between a willing buyer and a willing seller that were unrelated.  The Company valued its stock at $1 per share throughout most of 2005.  However, in November 2005, we raised $500,000 (see response to Comment No. 14) at $2 per share and accordingly valued the stock issued to AdLine Network at $2 per share when we executed the transaction early in 2006.

17.
We note your disclosure that in connection with the AdLine Gaming acquisition in 2005, the tangible and identifiable assets acquired, including key patents were valued at an aggregate of $548,152, which resulted in recorded goodwill of $630,335.  However, it appears from your disclosures in your Form 10-KSB for the year ended December 31, 2005, that goodwill was not recorded for this acquisition and the purchase price appears to be allocated to tangible and other intangible assets.  Please clarify for us whether goodwill was recorded as part of this purchase price allocation.  Also, please provide us details of the purchase price allocation in the AdLine Gaming acquisition including detail of each type and amount of intangible asset acquired and the useful life assigned to those assets.  Also, in future filings when you have a significant acquisition please include the disclosures required by paragraphs 51-57 of SFAS No. 141 in the notes to your financial statements.

Response:

No goodwill was recorded in our Form 10-KSB in connection with the Adline Gaming acquisition.  Details of the purchase price allocation, including the type and amount of intangible asset acquired and the useful life assigned to those assets, is as follows:

Inventory	144,000	N/A
Office furniture	4,510	3 years
Keno equipment	6,569	3 years
Software	29,921	3 years
Patents	927,600	5 years
Additional paid-in capital	75,400	N/A
Accounts payable and
accrued expenses assumed	288,000	N/A
Common stock	400,000	N/A
Cash	500,000	N/A

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

In hindsight, the $75,400 that was recorded to additional paid-in capital should have been recorded to goodwill but is considered immaterial for purposes of possible revision.  In future filings, when we have a significant acquisition, we will include the disclosures required by paragraphs 51-57 of SFAS 141 in the notes to the financial statements (subject to any changes that may be precipitated by SFAS 141R).

Note 11, Segment Information, page 45

18.
We note your disclosure that recorded goodwill of $955,277 has not been allocated between the Casino Games, Product Sales, and Other segments.  Please explain to us why you have not assigned goodwill to any of the segments or underlying reporting units pursuant to paragraph 34 of SFAS No. 142 and explain to us which reporting unit(s) you use to perform your impairment analysis on goodwill.  Also, in light of your operating losses and significant amount of net cash used in operating activities over the past several years, please explain to us why you do not believe that goodwill has been impaired as of December 31, 2006.  As part of your response, please include all assumptions used by management in the impairment analysis.

Response:

While we believe that our estimates of future revenues and cash flows are reasonable and appropriate, different assumptions could materially affect our assessment of useful lives, recoverability and fair values.  As stated in our response to Comment No. 1, application of the goodwill impairment test requires judgment regarding such factors as the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, and determination of the fair value of each reporting unit.  We estimate the fair value of our reporting units using the discounted cash flow method, and compare the implied valuation multiples to a group of guideline public companies under the market approach to test the reasonableness of the discounted cash flow results.  Our recorded goodwill relates to our bingo and keno product sales business segment.  After proper corporate allocations, this business segment had over $300,000 of net income for both the year ended December 31, 2006, and the nine months ended September 30, 2007.  We believe we could sell this business segment which contains valuable intellectual property with our Keno Optima System for over $2,000,000 which is higher than our goodwill assigned to the segment.   We will enhance this disclosure in future filings. Losses during 2006 and year to date 2007 result from significant cash resources spent on the development, regulatory approval, administrative infrastructure, and marketing of PlayerVision, which is best demonstrated quarter over quarter and year over year by our significant increases in selling, general, and administrative expenses.  We began taking our new product, PlayerVision, to market in the fourth quarter of 2007.

Note 12, Related Party Transaction, page 46

19.
We note from your disclosures on page 62 that there are several other related party transactions, such as a consulting agreement with JMC Investments that have not been disclosed as related party transactions in the notes to the financial statements.  Please revise your notes to the financial statements in future filings to disclose all related party transactions as required by paragraph 2 of SFAS No. 57.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

Response:

We will revise our notes to the financial statements to disclose this item, as well as all other significant related party transactions required by paragraph 2 of SFAS 57 in all future filings.

Form 10-Q for the quarter ended March 31, 2007

Form 10-Q for the quarter ended June 30, 2007

20.
We note that in the quarter ended March 31, 2007, you issued 100,000 shares to an officer and board member and valued the stock issued at $5 per share.  Please tell us and explain in the notes to your financial statements how you valued the shares issued in this transaction.  If the transaction was recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Response:

These were stock bonus awards to our interim CEO and a board member who was promoted to Vice Chairman of the Board of Directors.  The Common Stock Series A shares issued were valued at the same price as recent capital raised under Series E Convertible Preferred Stock which was $5 per share.  We had raised approximately $2 million at that price at the time of the stock bonus award to the two individuals, which transaction was the basis for this valuation.

Note 5, Debt

21.
We note your disclosure that in exchange for the refinancing accommodation, you issued CAMOFI warrants purchasing 175,000 shares of common stock series A at $1.48 per share and made a payment of $25,000.  Please tell us, and disclose in future filings, how you accounted for the issuance of these warrants.  As part of your response and revised disclosure, please tell us the method and assumptions used to determine the value of the warrants.  Also, please tell us why the amount on the statement of stockholders’ equity of $705,288 for warrants issued differs from the $667,000 issuance of warrants to refinance Senior Secured Convertible Notes as presented on the statements of cash flows as a non-cash investing and financing activity.

Response:

Three additional CAMOFI warrants were expensed using the Black-Scholes pricing model with the following assumptions:  175,000 warrants at $1.48, fair market value of the stock of $5 per share, interest rate of 4.43%, no dividends and 1% volatility for a calculated value of $667,468.  Had we used a 30% volatility estimate, as discussed above, the value of the warrants would have been $669,025 resulting in an immaterial difference of only $1,557.  The $667,648 was recorded as additional discount on the Note from CAMOFI with a corresponding credit to additional paid-in capital and is being amortized through January 2008.  The $705,288 for warrants on the statement of shareholders equity includes warrants that were expensed for consulting services and were included in our calculation to our response to Comment No. 7.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2007

The warrants were valued at $667,468 and are being amortized over 21 months when the bridge financing matures.  The difference between the amounts on the statement of stockholders’ equity of $705,283 and the $667,000 in the cash flows statement are warrants issued to two consultants and valued at approximately $38,000 that was included in the stock-based compensation line item on the statement of cash flows.

Item 3, Controls and Procedures

22.
We note your disclosure that Mr. Berkley and Mr. Shepard concluded that, subject to the limitations noted below, your disclosure controls and procedures are effective to ensure that information you are required to disclose in reports that you file or submit under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Please revise future filings to remove the qualifying language, “subject to the limitations below.”

Response:

We will not include the qualifying language “subject to the limitations below” in future filings.

If you should have any further questions or concerns, please feel free to contact me at 702-871-7111.

Very truly yours,

/s/ Bruce A. Shepard
Bruce A. Shepard,
Chief Financial Officer

cc:           Jon D. Berkley, Chief Executive Officer